

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

February 3, 2006

VIA U.S. MAIL AND FAX (952) 886-3712
Mr. Gregory Richter
Vice President and Chief Financial Officer
Telex Communications Intermediate Holdings LLC
Telex Communications Inc.
12000 Portland Avenue South
Burnsville, Minnesota 55337

> **Re:** **Telex Communications Intermediate Holdings LLC**
> **File No. 333-115009**
> **Telex Communications Inc.**
> **File No. 333-112819**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 24, 2005**

Dear Mr. Richter:

We have reviewed your supplemental response letter dated January 13, 2006 as well as your filing and have the following comments. As noted in our comment letter dated December 13, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2004

Notes to Selected Financial Data, page 12

1. Please refer to prior comment 1. You disclose that you use Adjusted EBITDA to evaluate your "ability to pay interest, repay debt, and make capital expenditures." Your response states that given your "debt structure, significance of non-cash items, and the importance of providing information relative to the cash available for debt service," you and your debt holders have always focused on your Adjusted EBITDA. Based on these factors, it appears that you use Adjusted EBITDA as a measure of liquidity. As previously requested, please reconcile Adjusted EBITDA to cash flows from operating activities. Also, disclose the material limitations associated with the use of Adjusted EBITDA as compared to the use of cash flows from operating activities and the manner in which you compensate for these limitations when using Adjusted EBITDA.

Gross Profit, page 16

2. Please refer to prior comment 3. Please disclose the amount and/or percentage increase in gross margin attributable to the higher margin products and improved manufacturing efficiencies. In general, identify the major products that contributed to the increases in your gross margins. Also, disclose whether you expect this trend to continue or change and the reasons why.

Note 11. Environmental Matters, page 61

3. Please refer to prior comment 6. Please tell us the nature and amount of the costs you voluntarily assumed. Also, disclose that third party environmental studies have indicated no exposure or remediation is necessary for your de minimis responsibility obligations related to the Mark IV sites.

4. We note on page 9 that the Buchanan facility is currently being held for sale and not in use. You also state in your response that you ceased manufacturing activities at this facility in 2002. Please tell us how you are accounting for this facility and the basis for your accounting. Include in your response references to the appropriate accounting literature. Also, tell us the carrying amount of this facility.

5. You state in your response that you sold the Sevierville and Newport facilities in 2002 and 2003. We were unable to find the references or disclosures in the financial statements with respect to the sale. Please tell us how you accounted for these sales and include in your response references to the appropriate accounting literature.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director